RIPE!

A sapphic soccer film set in rural Spain with a killer cast



ripe-film.com Los Angeles, CA

Highlights

1. Feature film adaptation from Tribeca-winning short Ripe!
2. Executive Produced by Kelley O'Hara
3. Starring Lola Tung, Sandra Oh & Rita Roca
4. Feature script chosen for the 2024 Black List

Team



Kelley O'Hara Executive Producer

2x World Cup champion, Olympic gold medalist, pay equity advocate, producer

ohouseproductions.com



Olivia Mitchell Director/Writer/Producer

Tribeca-winning, Black List-honored director of Ripe! (1/2 of Tusk)

tusk-creative.com



Kerry Furrh Director/Writer/Producer

Tribeca-winning, Black List-honored director of Ripe! (1/2 of Tusk)

tusk-creative.com



Adam Kopp Producer



Katelyn Pippy Producer



Laura Fernández-Hormigo Producer

japonicafilms.com



Gerard Rodriguez Producer

japonicafilms.com



Frank Lucas Creative Producer



japonicafilms.com



Jim Cummings Executive Producer

Sundance and South by Southwest winning filmmaker.

instagram.com

Memo



Ripe!
THE FEATURE.



Logline
Set against the heat of rural Spain, a romance ignites between a visiting American and a local soccer player.



SANDRA OH
LOLA TUNG
RITA ROCA




"Like... BEND IT LIKE BECKHAM meets LADY BIRD meets CALL ME BY YOUR NAME."

Creatively, ah, there's so much to say about *Ripe!*

Basically, the project's been a passion pursuit for years, really coming from our desire to create the vibrant, sapphic story we could have used when we were 17.

And what better landscape to show repressed desire in physical form than the soccer field, with EP Kelley O'Hara at the helm!!

[*Tap through the creative deck from the pitch video here.*]

On the internet, Ripe! is taking over socials!


Ripe!
@ripe__xoxo
WE RECENTLY LAUNCHED A SMALL, GRASSROOTS CAMPAIGN AROUND RIPE! ON INSTAGRAM, SOFT LAUNCHING LOLA'S INVOLVEMENT, AND THE RESPONSE QUICKLY MOVED BEYOND THE POSTS THEMSELVES.
IN 72 HOURS
10M+
ORGANIC VIEWS
55K+
ORGANIC FOLLOWERS
THE INTERNET IS ALREADY OBSESSED
YURI HEATED RIVALRY WITH LOLA TUNG HALLELUJAH
garrettwareing Broke the internet
laufey BEAUTIFUL PERFECT
SAPPHIC LOLA TUNG THANK YOU
EARNED MEDIA + CULTURAL PICKUP
the Skimm' them impact COSMO GAYTIMES hypebae
RIPE!
Lola Tung teases role in rumoured sapphic soccer rivalry rom-com RIPE!


We used to pray for times like this: Lola Tung is starring in a sapphic soccer rom-com

[*See the instagram here (read the comments!)*]

Financially, for the first time, we're opening up _RIPE!_ to community investment — allowing supporters to participate in the film starting at $100.

The film finance system was not built to be accessible, so we did the paperwork to open it up for anyone.

You do not need millions to invest in our film. We are building for and with our community.

RIPE! isn't just a film. It's a case study in a different way forward, one that backs new voices, shares upside equitably, and challenges how Hollywood has traditionally decided what gets made and who gets to make it and profit from it


THE FINANCING PLAN
We are using a crowd equity model because we want our people, our community, to share in this film with us.
TRADITIONAL FINANCING
$1.5M
from film financiers
1–2 parties, sums 500k and up
$1.5M (75%)
$2.0M
TOTAL BUDGET
$500K (25%)
COMMUNITY FINANCING
$500K
through Wefunder from sports & queer communities, and friends of the project who get what this stands for
As many parties as desired, sums from $100–500k

+ Watch below for a detailed explanation of the financing and ROI:


0:00

Or if you prefer to tap through the financing deck yourself:

[PROFIT PARTICIPATION & WATERFALL]

The key details?

Investors participate in the defined financier profit pool (as outlined in the video), sharing in the upside if the film succeeds.

These are investments, not donations, with a proportional stake in the financier pool (1/3 of total profits).

Creative control and underlying IP remain with us, Tusk (Kerry Furrh & Olivia Mitchell) — ensuring the vision stays intact.

The film's net budget, and amount we are raising, is $2 million.

All investment amounts $100 and up are welcome.

Alongside financial participation, investors unlock said benefits:

- Community Investor // $100+ = RIPE! Discord access
- Inner Circle // $1k+ = above + exclusive live stream from set
- Special Thanks // $10k+ = above + on-screen credit
- Creative Circle // $25k+ = above + early cut access
- Associate Producer // $100k+ = above + credit + piece of the film (featured prop or wardrobe)
- Executive Producer // $250k+ = above + credit + optional set visit (must provide own travel)
- Executive Producer + Strategic Partnership // $500k+ = above + credit + set visit (must provide own travel) + custom built partnership with details defined in a

custom built partnership with details defined in a separate addendum

**All investors recoup on a pari passu basis, meaning everyone is paid back at the same time in proportion to their investment.*



PROFIT SHARE
1/3 INVESTORS
1/3 TUSK (FILMMAKERS)
1/3 CREATIVE COLLABORATORS
PROFIT SHARE
WATERFALL
1 FIRST
STANDARD DISTRIBUTION + FINANCING COSTS (15–25%)
First, we cover the normal third-party costs required to release and collect revenue: distribution, marketing, legal, guilds, collection account, and loan repayment.
2 THEN
INVESTORS GET PAID FIRST (120%)
After costs are paid, 100% of remaining revenue goes to investors until they receive 120% of their total investment back.
3 THEN
DEFERRED PAYMENTS ARE PAID BACK
Once investors are fully recouped, we pay back the bulk of deferred fees — the director, producers, and actors who took less up front to help get this film made.
4 NEXT
PROFITS ARE SHARED 3 WAYS
After deferred payments are paid, remaining profits are split equally among:
33.3% INVESTORS
33.3% TUSK (FILMMAKERS)
33.3% CREATIVE COLLABORATORS
5 ALWAYS
ALL RETURNS, TRACKED
Distributions are made transparently and in order, with updates along the way.

QUESTIONS?

[Set up a meeting with Tusk here.]

Go over any questions, or we can tell you more about the project.

The investors on this film will be just as much of a story as the creatives.

Come be a part of it.



Thank You!


TUSK